

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Dean Konstantine
President
E-Band Media, Inc.
16459 Pauhaska Place
Apple Valley, California 92307

      Re: E-Band Media, Inc.
             Amendment No. 2 to Registration Statement on Form 10
             Filed December 3, 2010
             File No. 0-54117

Dear Mr. Konstantine:

      We have completed our review of your filing and do not have any further comments at this time.

      Sincerely,

      H. Roger Schwall
      Assistant Director

cc: <u>Via Facsimile</u>
       Daniel C. Masters, Esq.
       (858) 459-1103